UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

hi/fn, inc.
(Name of Subject Company)

hi/fn, inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

428358105
(CUSIP Number of Class of Securities)

Albert E. Sisto
Chief Executive Officer
hi/fn, inc.
750 University Avenue
Los Gatos, CA 95032
(408) 435-7000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:
David W. Healy, Esq.
Horace L. Nash, Esq.
Robert Ricca, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Schedule 14D-9 contains the following exhibits:

        Exhibit A—Exhibit A is a joint press release relating to the proposed acquisition of hi/fn, inc. (“Hifn”) by Exar Corporation (“Exar”), announced on February 23, 2009.

        Exhibit B—Exhibit B is a PowerPoint presentation that accompanied a conference call with Exar and Hifn on February 23, 2009, to discuss Exar’s proposed acquisition of Hifn (incorporated herein by reference to Rule 425 filing of PowerPoint presentation by Exar Corporation on February 23, 2009).

        Exhibit C—Exhibit C is an email from Albert Sisto, Chairman and Chief Executive Officer of Hifn, to all employees at Hifn on February 23, 2009.

Exhibit A

Exar Corporation Signs Definitive Agreement to Acquire Hifn, Inc.

- Expands Growth and Product Opportunities in the Communications, Storage and Security Markets

- Synergistic Combination of Mixed-Signal Technology with High Value System Solutions Delivers Optimized Connectivity Products

- Uniquely Positioned to Address Emerging Deduplication and Secure Backhaul Applications

FREMONT, Calif. and LOS GATOS, Calif., Feb. 23 /PRNewswire-FirstCall/ -- Exar Corporation (Nasdaq: EXAR - News) and Hifn, Inc. (Nasdaq: HIFN - News) announced today that they have signed a definitive agreement under which Exar will acquire Hifn. Under the terms of the agreement, which was unanimously approved by the board of directors of each company, Exar will acquire all of the outstanding shares of Hifn common stock pursuant to an exchange offer, followed by a second step merger. In the exchange offer, Hifn stockholders will be able to elect to receive either (i) 0.3529 shares of Exar common stock and $1.60 in cash; or (ii) $4.00 in cash. The exchange offer is subject to customary closing conditions, including the tender in the exchange offer by Hifn stockholders of shares representing at least a majority of the outstanding shares of Hifn common stock on a fully diluted basis, and is anticipated to close early in the second calendar quarter of 2009. Al Sisto, chief executive officer and chairman of the board of directors of Hifn, will join the board of directors of Exar Corporation.

"We believe we can achieve our strategic and financial objectives more quickly with the Hifn acquisition," said Pete Rodriguez, Exar's president and chief executive officer. "The two companies have developed complementary technologies and share a common vision to deliver connectivity and storage solutions that are not only fast, but also efficient and secure. We are delighted to welcome the Hifn team to Exar," stated Mr. Rodriguez. "Our combined focus will enable us to realize expanded revenue and market share, aggressively pursue emerging markets, as well as increase overall gross margin."

"As a developer of analog and mixed-signal semiconductor technology, Exar has focused on creating solutions for high speed connectivity and managing data between computers, over networks and across broadband telecom systems," said Paul Pickering, Exar senior vice president of marketing. "For more than a decade, Hifn has been a pioneer in creating advanced technologies that secure and compress data flowing over networks and residing on storage systems. Hifn's semiconductor and software solutions work hand in hand with various high speed connections to ensure optimized performance. We expect to advance our strategic relationship with shared top tier customers including Cisco Systems, Huawei Technologies, HP and Alcatel-Lucent."

"I am very excited about the compelling synergies of the two companies," said Albert Sisto, chairman and chief executive officer of Hifn. "Hifn's strong experience in applied processors, cards and software that deliver solutions for continuous data protection and capacity optimization for the storage and networking markets together with Exar's, will provide the expertise to offer highly integrated system solutions with complete software support. I also believe Hifn's acquisition by Exar creates unique added value and is a great opportunity for our customers, employees and shareholders."

In addition to the complementary skills and experience of Hifn's engineering organization, Exar will acquire valuable intellectual property related to Ethernet, embedded processors, network security, compression, deduplication, RAID, packet processing architecture and SoC design methodology.

About the Transaction

The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Exar. In connection with the exchange offer, Exar intends to file a registration statement on Form S-4 and a Tender Offer Statement on Schedule TO with the Securities Exchange Commission (the "SEC") and Hifn intends to file a solicitation/recommendation statement on Schedule 14D-9. Such documents, however, are not currently available. These documents contain important information about the transaction and investors and security holders are urged to read these documents carefully before any decision is made with respect to the exchange offer. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4, Schedule TO, Schedule 14D-9 as well as other filings containing information about Exar and Hifn without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. A free copy of the exchange offer materials, when they become available, may also be obtained from Exar's website at www.exar.com or from Hifn's website at www.hifn.com.

Shares of Exar Corporation will continue to trade on the NASDAQ Global Market under the symbol "EXAR". Deutsche Bank Securities Inc. acted as financial advisor and O'Melveny & Myers LLP acted as legal counsel to Exar. RBC Capital Markets acted as financial advisor and Fenwick & West LLP acted as legal counsel to Hifn.

Conference Call and Information

Exar invites investors, financial analysts, and the general public to listen to its conference call discussing this announcement, today, February 23, 2009 at 1:45 PST. To access the conference call, please dial (877) 260-8899 by 1:35 p.m. PST and use conference ID number 988445.

A replay of the call will be available starting at 3:10 p.m. PST this afternoon until 11:59 p.m. PST on March 2, 2009. To access the replay, please dial (800) 475-6701 and use conference ID number 988445.

About Exar

Exar Corporation is Powering Connectivity by delivering highly differentiated silicon solutions empowering products to connect. With distinctive knowledge in analog and digital technologies, Exar enables a wide array of applications such as portable devices, home media gateways, communications systems, and industrial automation equipment. Exar has locations worldwide providing real-time system-level support to drive rapid product innovation. For more information about Exar visit: http://www.exar.com.

About Hifn

Hifn (NASDAQ: HIFN - News) delivers the key OEM ingredients for 21st century storage and networking environments. Leveraging over a decade of leadership and expertise in the development of purpose-built Applied Services Processors (ASPs), Hifn is a trusted partner to industry leaders for whom infrastructure innovation in storage and networking is critical to success. With the majority of secure networked communications flowing through Hifn technology, the 21st century convergence of storage and networking drives our product roadmap forward. For more information, please visit: www.hifn.com.

Cautionary Statement Regarding Forward-Looking Statements

This Press Release contains certain forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Exar and/or Hifn and their expectations for Exar's proposed acquisition of Hifn. All statements included in this Press Release concerning activities, events or developments that Exar and/or Hifn expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements can generally be identified by words such as "anticipates", "expects", "intends", "will", "could", "believes", "estimates", "continue" and similar expressions. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: the risk that the exchange offer and the merger will not close because of a failure to satisfy one or more of the offer conditions or closing conditions; the risk that Exar's business and/or Hifn's business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations will not be integrated successfully; and the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the ability to retain key employees and other economic, business, competitive and/or regulatory factors affecting the business of Exar and Hifn generally, including those set forth in the filings of Exar and Hifn with the Securities and Exchange Commission, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Hifn are under no obligation to (and expressly disclaim any obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

Exhibit B

Powerpoint Presentation February 23, 2009

(incorporated herein by reference to Rule 425 filing of PowerPoint presentation by Exar Corporation on February 23, 2009)

Exhibit C

Dear Hifn Employees,

This afternoon we announced that Exar is acquiring Hifn for a purchase price per share, pursuant to an exchange offer, of either (i) $4.00 cash per share or (ii) 0.3529 shares of Exar common stock and $1.60 cash per share.  The purchase price translates into a total market value for Hifn (excluding cash) of around $60 million, which represents a significant premium to our current trading price and is a tremendous achievement in the current economic climate.

I am very excited about the compelling synergies of the two companies.  Hifn’s strong experience in applied processors, cards and software that deliver solutions for continuous data protection and capacity optimization for the storage and networking markets together with Exar’s, will provide the expertise to offer highly integrated system solutions with complete software support.  I also believe Hifn’s acquisition by Exar creates unique added value and is a great opportunity for our customers, employees and shareholders.

I look forward to discussing this exciting opportunity at an all hands meeting for U.S. employees at 10:30 am on Tuesday morning, February 24th and on a call with Chinese employees later in the day.  Pete Rodriguez, CEO of Exar, will join me at the U.S. meeting and will be on the evening call. Pete also plans to visit our China facility with me in the near future.

Thank you for your hard work in making Hifn great.  We will provide more information at the all hands meeting.

-Al
--
Al Sisto
Chairman and CEO
Hifn, Inc.
408-802-7835